

April 2, 2013

Via E-mail
Mr. Marc Hamburg
Senior Vice President and Principal Financial Officer
Berkshire Hathaway, Inc.
3555 Farnam Street
Omaha, NE 68131

Re: Berkshire Hathaway, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-14905

Dear Mr. Hamburg:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Page 30

1. In the penultimate paragraph on page 30 you disclose the after-tax impact of catastrophe losses in each of 2012, 2011 and 2010. Although you indicate that the 2012 amount is associated with Hurricane Sandy, it is unclear why you single out only this one event or whether the amount disclosed also includes other catastrophe losses in 2012. It is apparent from disclosure elsewhere that the 2011 and 2010 amounts represent multiple events. Given the magnitude of catastrophe losses to your underwriting results, please provide us proposed revised disclosure, at both the aggregate insurance level and at the individual component businesses you disclose, to be included in future filings that:

    • Clearly discloses the amount of total catastrophe losses recorded;
    • Separately discloses the amounts recorded for each significant catastrophe;

- Indicates how you identify an individual catastrophe as being significant; and
- Separately discusses any significant prior period loss development.

Notes to Consolidate Financial Statements
Note 13: Unpaid losses and loss adjustment expenses, page 84

2. In the paragraph below the table on page 84 you indicate that for each of the past three years, the reductions in prior period loss reserves reflect lower than expected private passenger auto, medical malpractice and casualty reinsurance losses. Please provide us proposed revised disclosure to be included in future filings that expand here and/or in MD&A, on the underlying causes for these reductions. At a minimum, please address whether the reductions are a result of changes in frequency of claims separately from severity of claims.

Note 16: Dividend restrictions – Insurance subsidiaries, page 88

3. Please provide us proposed disclosure to be included in future filings to address the following:

- Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.
- Provide the disclosures required under ASC 944-505-50-2 through 50-6 or confirm to us that they are not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief